FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated May 14, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s Interim Report for the first quarter 2008.

2.  Reconciliation of Core Earnings to Operating Profit for the three months ended March 31, 2008 and 2007.

3.  Table of unaudited consolidated capitalization of the Registrant at March 31, 2008.

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2008

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK: Interim report 1

High business volumes and stable earnings

•             Core Earnings for the first quarter amounted to Skr 133.3 million (144.2)

•             Operating profit (IFRS) amounted to Skr 161.6 million (160.5)

•             The volume of new customer financing solutions totaled Skr 17.2 billion (13.5)

•             Significant increase in the volume of export credits and lending to the financial sector

•             Successful borrowing totaling Skr 29.0 billion (34.2)

2008 First quarter

For the period

01/01/08 – 31/03/08

Download the report at www.sek.se

Report description

Other interim reports, company presentations and business reports for 2007 are also available. All reports can be found at www.sek.se.

SEK’s assignment

SEK provides financial solutions for companies, the public sector, financial institutions and national and international investors. Our assignment is to secure access to financial solutions for export and infrastructure. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

FINANCIAL HIGHLIGHTS

Amounts (other than %) in mn	March 31, 2008 USD*		March 31, 2008 Skr		March 31, 2007 Skr		December 31, 2006 Skr
Results
Core Earnings (1)	22		133.3		144.2		533.6
Pre-tax return on equity (Core Earnings) (2)	11.7%		11.7%		13.8%		12.7%
After-tax return on equity (Core Earnings) (2)	8.4%		8.4%		9.9%		9.2%

Operating profit (IFRS) (3)	27		161.6		160.5		506.9
Pre-tax return on equity (IFRS) (2)	14.4%		14.4%		14.9%		11.9%
After-tax return on equity (IFRS) (2)	10.4%		10.4%		10.8%		8.6%

Customer operations
New customer financing solutions	2,891		17,199		13,453		56,826
of which offers for new credits accepted by borrowers	2,889		17,189		12,141		53,143
Credits, outstanding and undisbursed	22,645		134,738		118,120		131,741

Borrowing
New long-term borrowings	4,634		29,041		34,156		107,970
Outstanding senior debt	42,339		251,918		246,903		269,452
Outstanding subordinated debt	496		2,950		3,084		3,040

Total assets	48,408		288,030		277,527		297,259

Capital
Capital adequacy ratio, including Basel-I-based additional requirements	9.8	%(6)	9.8	%(6)	9.7	%(6)	8.9	%(6)
Capital adequacy ratio, excluding Basel-I-based additional requirements	17.8	%(5)	17.8	%(5)	19.8	%(5)	17.1	%(5)
Adjusted capital ratio adequacy, excluding Basel-I-based additional requirements	19.3	%(5)	19.3	%(5)	21.4	%(5)	18.5	%(5)

The definitions of the Financial Highlights are included in Note 12.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at 31 March and 31 December, and in matters of flows, amounts refer to the three-month period which ended on 31 March and the twelve-month period which ended on 31 December respectively. Amounts within parentheses, refer to the same date, in matters concerning positions, and the same period, in matters of flows, the preceding year.

AB Svensk Exportkredit (SEK), Swedish corporate identity number 556084-0315, with its registered office in Stockholm, Sweden, is a public company as defined in the Swedish Companies Act. In some instances, a public company is obligated to add “(publ)” to its company name.

Statement by the President

Success for a proven business model

Swedish exports remain strong. The turmoil in the global credit markets caused by the U.S. mortgage market crisis continues. Although the crisis has had a lesser effect on Sweden, some Swedish companies have noticed their funding levels deteriorating.

SEK’s earnings for the first quarter were stable. Core Earnings totaled Skr 133.3 million, or Skr 11 million less than for the same period in 2007. The decrease in earnings is primarily due to unrealized losses in the trading portfolio. Operating profit (IFRS) amounted to Skr 161.6 million. The volume of new customer financing solutions, however, increased by Skr 3.7 billion to Skr 17.2 billion. This increase in financing volumes was due principally to export credits and lending to the financial sector.

The increased volumes of customer financing solutions in the face of low market liquidity also demonstrates that SEK remains the stable and reliable partner that the Swedish export industry needs, especially in uncertain times. Our long-proven business model, incorporating low credit risk, low market risk and low liquidity risk, has helped us cope well with the recent crisis.

Our high liquidity is ensured by our active and dynamic borrowing operations. SEK is the Nordic Region’s largest borrower on the international capital markets and we have long shown that our capital supply remains strong throughout the economic cycle. During the first quarter we successfully arranged Skr 29.0 billion of borrowing. High liquidity is essential in order for us to always be able to provide attractive and long-term financial solutions for the Swedish export industry.

Peter Yngwe
President

Increased lending volumes

SEK provided a large volume of customer financing solutions during the first quarter, despite persistent market turmoil. New customer financing totaled Skr 17.2 billion, representing an increase of about Skr 3.7 billion on the same period in 2007.

SEK’s lending increased in the first quarter, with the volume of new customer financing solutions at Skr 17.2 billion – an increase of Skr 3.7 billion on the first quarter of 2007. The main drivers behind this large volume of financing were export credits and lending to the financial sector. The increase to the financial sector derives from indirect funding of small and medium-sized companies via Nordic financial institutions. The volume of credits, outstanding and undisbursed amounted to Skr 137.7 billion at the end of the period, compared to 118.1 million the previous year.

SEK’s Emerging Markets business area, EMMA, has intensified its work over the past quarter. SEK has, for example, provided lending in Chilean pesos to a leading Swedish exporter. Latin America has become an increasingly important market for Swedish exporters. A number of Swedish companies have also decided to shift production from the U.S. to Latin America because of costs advantages.

An important export credit during the first quarter 2008 was Ericsson AB’s deliveries to Digitel Mobile Philippines, Philippines. The total amount was USD 93 million. SEK arranged the financing with ING Bank N.V., Calyon SA France Bank Branch in Stockholm and Société Générale S.A.

The Export Loan, which was developed specially for small and medium-sized companies, has taken off and a number of loans were agreed during the quarter. The Export Loan was developed by SEK together with ALMI, Sweden’s Export Credit Guarantee Board (EKN), The Swedish Trade Council and Swedfund.

SEK Securities had a busy start of the year, arranging a number of bonds for companies, i.a. Telia and Vattenfall.

New customer financing solutions

(Skr billion)

	Jan-March, 2008	Jan-March, 2007

Export credits	8.0	3.7
Other lending to exporters	1.7	1.6
Lending to other corporates	1.0	2.5
Lending to the public sector	0.6	2.8
Lending to the financial sector	5.9	1.6
Syndicated customer transactions	0.0	1.3
Total	17.2	13.5

New customer financing solutions by sector

(excluding syndicated customer transactions)

New customer financing solutions

Long-term loans (Skr billion)

Continued active borrowing

Despite the continued turmoil and low liquidity in the international capital markets, SEK remains an active borrower. In the first quarter the company carried out 235 new transactions, with new borrowing totaling Skr 29.0 billion.

SEK remained an active borrower in the first quarter. New borrowings totaled Skr 29.0 billion, Skr 5.2 billion less than in the same period in 2007, which was a record year.

The U.S. and Japanese markets were the main contributors to the high volumes of borrowing during the first quarter. Borrowing in the U.S. market was particularly successful, accounting for almost 40% of SEK’s volume of total new borrowings in the first quarter. SEK has been very active in the U.S. private bond market, which has contributed to the large volume of funding.

Of the approximately Skr 10.5 billion borrowed in the Japanese market, more than Skr 4.8 billion were made on the Uridashi market, the Japanese retail bond market. In 2007 SEK was the world’s second-largest borrower on this market.

In the first quarter SEK increased the size a Swiss franc-denominated bond by Skr 150 million. The bond matures in May 2014.

The quarter was also characterized by continued turmoil and low liquidity on public markets around the world and much of SEK’s borrowing consisted of structured bonds.

SEK’s active borrowing is particularly important in times of uncertainty and volatility. The company’s high liquidity ensures that the Swedish export industry has access to long-term financial solutions, irrespective of capital market trends.

New borrowing

Long-term borrowing (Skr billion)

Products

Markets

Comments to the financial accounts

Income statement

Performance measurement and return on equity	Jan - March,	Jan - March,
(Skr mn)	2008	2007

Core Earnings	133.3	144.2
Change in market valuation according to IFRS (Note 2)	28.3	16.3
Operating profit (IFRS)	161.6	160.5

Pre-tax return on equity (Core Earnings)	11.7%	13.8%
After-tax return on equity (Core Earnings)	8.4%	9.9%
Pre-tax return on equity (IFRS)	14.4%	14.9%
After-tax return on equity (IFRS)	10.4%	10.8%

SEK discloses Core Earnings, which is operating profit before certain market valuation effects, and operating profit (IFRS), which is operating profit after certain market valuation effects. Further SEK shows return on equity based both on Core Earnings and operating profit (IFRS). Based on its experience and knowledge of the functioning of SEK’s economic hedging, management believes that Core Earnings better than operating profit (IFRS) reflects the effect of the economic hedge relationships on SEK’s activities. The reason is that Core Earnings exclude valuation effects on items that according to IFRS have to be accounted for at market value even though they are economically hedged.

Previously published operating profit (IFRS) for the three-month period ending March 31, 2007, has been adjusted compared to the published Interim Report Q1, 2007. (See Interim Report Q2, 2007.)

Core Earnings

Core Earnings amounted to Skr 133.3 million (144.2), a decrease by 8 percent. The decrease in Core Earnings was mainly related to a decrease in net result of financial transactions related to unrealized losses in the trading portfolio.

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 161.6 million (160.5), an increase by 1 percent. Included in operating profit (IFRS) are market valuation effects amounting to Skr 28.3 million (16.3) compared to Core Earnings. The effects are mainly related to the mismatch that arises in the operating profit (IFRS) that requires certain items to be valued at market valuated while corresponding items are measured at amortized cost.

Net profit

Net profit amounted to Skr 113.6 million (115.2).

Net interest earnings

Net interest earnings totaled Skr 225.6 million (200.6), an increase by 12 percent. The increase was due to increased average volumes in interest bearing securities. The average volume of debt-financed assets (including credits in the S-system) totaled Skr 254 billion (207), an increase by 23 percent. The average margin of such volume was 0.28 percent p.a. (0.29), a decrease by 4 percent.

Net results of financial transactions

In Core Earnings net results of financial transactions totaled Skr -14.0 million (11.7). The decrease was mainly due to unrealized valuation effects in the trading portfolio amounting to Skr - 29.7 million (1.0), which however was counteracted by an increase in realized gains in repurchased debt, etc., amounting to Skr 15.8 million (9.5). Unrealized valuation effects in the trading portfolio are related to the change in credit spreads due to the turbulent market conditions. The assets in the trading portfolio, with an average remaining maturity of less than two years, are considered to be of high quality and material realized losses are not expected in the portfolio. In the operating profit (IFRS) additional valuation effects are added amounting to Skr 28.3 million (16.3) related to other items in the balance sheet (see table above and Note 2).

Other

Administrative expenses totaled Skr 74.5 million (61.8), an increase of 21 percent. The increase is related to increased costs related to new regulations and to expanding business activities. Among others, two new business areas have been established during the latter part of 2007, SEK Trade Finance and SEK Customer Finance.

No credit losses were incurred (0.0).

Balance sheet

Total Assets and Liquidity

The gross value of certain balance sheet items, which effectively hedge each other, primarily the items derivatives (assets or liabilities) and senior securities issued, is to some extent uncertain. There is however, no such uncertainty with regard to the value of net assets. (Note 7.)

SEK’s total assets totaled at period-end to Skr 288.0 billion (y-e: 297.3), a decrease by 3 percent. The decrease is mainly due to currency exchange effects.

The total amount of credits outstanding and credits committed though not yet disbursed increased to Skr 134.7 billion at period-end (y-e: 131.7), which was an increase by 2 percent. Of such amount Skr 113.6 billion (y-e: 109.3) represented credits outstanding, an increase by 4 percent. Of credits outstanding, Skr 8.0 billion (y-e: 8.8) represented credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 19.4 billion (y-e: 45.6) at period-end, a decrease by 57 percent. The decrease in the volume of outstanding offers is due to a higher acceptance than normal of the offers outstanding at year-end, due to the current market situation. Outstanding offers for new credits as of March 31, 2007, amounted to Skr 33.2 billion.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposure 54 percent (y-e: 56) were against financial institutions and asset back securities; 21 percent (y-e: 20) were against central governments and government export credit agencies; 7 percent (y-e: 7) were against local and regional authorities; and 18 percent (y-e: 18) were against corporates. SEK’s exposures towards derivative counterparties are very limited compared with the volume of derivatives shown as assets since most derivatives are subject to collateral agreements.

See table Counterparty Risk Exposures.

Changes in fair value recognized directly in equity

Changes in fair value recognized directly in equity amounted to Skr -11.7 million (-8.3) after tax, of which Skr -32.3 million (-5.2) was related to available-for-sale securities and Skr 20.6 million (-3.1) was related to derivatives in cash flow hedges.

Capital Adequacy

The capital adequacy ratio calculated according to Basel-II, Pillar 1, at March 31, 2008, was 17.8 percent (y-e: 17.1) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules the capital adequacy ratio at March 31, 2008 was 9.8 percent (y-e: 8.9), of which the Tier-1-ratio was 7.4 percent (y-e: 6.5). See section Capital adequacy and counterparty risk exposures and Note 13.

Information from the Annual General Meeting

At SEK’s Annual General Meeting on April 23, 2008, it was decided, among other things, to reelect the Board of Directors, that disposable funds should be carried forward, to establish requirements of return and dividend policy for the company, and to appoint authorized public accountant Jan Birgerson to accountant and authorized public accountant Anna Peyron to accountant deputy in the company.

Income statement

SEK (exclusive of the S-system)

	January-March, 2008		January-March, 2007		January-December, 2007
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	2,883.8	2,884.5	2,291.1	2,291.7	11,046.8	11,049.3
Interest expenses	-2,658.2	-2,659.0	-2,090.5	-2,090.6	-10,213.7	-10,214.2
Net interest revenues	225.6	225.5	200.6	201.1	833.1	835.1
Commissions earned	7.6	1.7	6.4	1.3	31.6	4.3
Commissions incurred	-4.8	-4.7	-5.7	-4.8	-19.1	-17.6
Net results of financial transactions (Note 2)	14.3	14.3	28.0	27.9	-24.3	-24.3
Other operating income	0.0	0.4	0.6	1.0	0.3	2.8
Operating income	242.7	237.2	229.9	226.5	821.6	800.3
Administrative expenses	-74.5	-68.3	-61.8	-58.2	-284.0	-265.5
Depreciations of non-financial assets	-6.4	-5.7	-7.4	-6.7	-30.2	-27.4
Other operating expenses	-0.2	0.0	-0.2	0.0	-0.5	0.2
Operating profit	161.6	163.2	160.5	161.6	506.9	507.6
Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	0.3
Taxes (Note 3)	-48.0	-48.3	-45.2	-45.2	-153.9	-153.3
Net profit for the period (after taxes)	113.6	114.9	115.3	116.4	353.0	354.6

Earnings per share, Skr (Note 4)	115		116		357

Balance sheets

	March 31, 2008		December 31, 2007
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
ASSETS

Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 5, 6)	1,843.4	1,843.4	1,857.9	1,857.9
Other interest-bearing securities except credits (Note 5, 6)	131,213.0	131,213.0	147,850.8	147,850.8
Credits in the form of interest-bearing securities (Note 5, 6)	46,802.5	46,802.5	45,983.7	45,983.7
Credits to credit institutions (Note 5, 6, 8)	23,046.1	23,042.7	24,812.6	24,808.5
Credits to the public (Note 5, 6, 8)	51,269.0	51,269.0	48,702.0	48,702.0
Derivatives (Note 6, 7)	24,023.0	24,023.0	20,326.5	20,326.5
Shares in subsidiaries	n.a.	120.2	n.a.	120.2
Tangible and intangible assets	140.0	29.8	144.0	33.1
Other assets	5,183.9	4,969.7	2,289.7	2,376.4
Prepaid expenses and accrued revenues.	4,509.1	4,507.4	5,292.0	5,288.5
Total assets (Note 6)	288,030.0	287,820.7	297,259.2	297,347.6

LIABILITIES, ALLOCATIONS AND EQUITY

Borrowing from credit institutions (Note 6)	2,542.2	2,552.2	2,064.1	2,074.1
Borrowing from the public (Note 6)	41.2	44.1	42.7	45.6
Senior securities issued (Note 6)	249,334.9	249,334.9	267,345.6	267,345.6
Derivatives (Note 6, 7)	19,403.6	19,403.6	13,175.4	13,175.4
Other liabilities	4,879.8	4,600.7	1,923.0	1,942.4
Accrued expenses and prepaid revenues	3,869.8	3,868.2	4,761.3	4,760.2
Deferred tax liabilities	394.6	37.3	394.6	37.3
Allocations	15.9	15.9	16.1	16.1
Subordinated securities issued (Note 6)	2,949.7	2,949.7	3,039.9	3,039.9

Total liabilities and allocations	283,431.7	282,806.6	292,762.7	292,436.6

Untaxed reserves	n.a.	1,273.9	n.a.	1,273.9

Share capital	990.0	990.0	990.0	990.0
Legal reserve	n.a.	198.0	n.a.	198.0
Fair value reserves	-180.2	-180.2	-168.5	-168.5
Retained earnings	3,675.0	2,617.5	3,322.0	2,263.0
Net profit for the period	113.6	114.9	353.0	354.6
Total equity (Note 9)	4,598.4	3,740.2	4,496.5	3,637.1
Total liabilities, allocations and equity	288,030.0	287,820.7	297,259.2	297,347.6

COLLATERAL PROVIDED
Collateral provided	None	None	None	None
Interest-bearing securities subject to lending	505.5	505.5	255.1	255.1

CONTINGENT LIABILITIES	None	None	None	None

COMMITMENTS
Committed undisbursed credits	21,152.5	21,152.5	22,454.2	22,454.2

Statement of recognized income and expenses

Consolidated Group

	January-	January-	January-
(Skr mn)	March, 2008	March, 2007	December, 2007
Net profit for the period	113.6	115.3	353.0
Changes in fair value recognized directly in equity:
for available-for-sale securities	-44.9	-7.2	-89.3
for derivatives in cash flow hedges	28.6	-4.1	-59.6
tax effect	4.6	3.2	41.7
Total changes in fair value recognized directly in equity	-11.7	-8.1	-107.2
Total recognized income and expenses for the period (Note 9)	101.9	107.2	245.8

Statements of cash flows, summary

	January-March, 2008		January-March, 2007
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash used in(-)/provided by(+) operating activities	4,303.1	4,303.9	-37,920.4	-37,921.6
Net cash used in(-)/provided by(+) investing activities	-2.4	-2.4	-0.4	-0.4
Net cash used in(-)/provided by(+) financing activities	-7,397.3	-7,397.3	36,478.9	36,478.9
Net decrease (-)/increase(+) in cash and cash equivalents (Note 12)	-3,096.6	-3,095.8	-1,441.9	-1,443.1

Capital adequacy and counterparty risk exposures

Capital requirement

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of March 31, 2008 was 17.8 percent (17.1 percent as of December 31, 2007) before inclusion of effects related to the transitional rules (see below). Inclusive of effects related to the transitional the capital adequacy ratio of SEK as a consolidated financial entity as of March 31, 2008 was 9.8 percent (8.9 percent as of December 31, 2007), of which the Tier-1-ratio was 7.4 percent (6.5 percent as of March 31, 2007). For SEK, the legal, formal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010. The increased capital adequacy is mainly due to the relieve in the transitional rules during 2008 compared to 2007 (see Note 13).

For further information on capital adequacy, risks and the transition to Basel-II, see Note 13.

The adjusted capital adequacy ratios are calculated with inclusion in the capital base of SEK’s guarantee capital, amounting to Skr 600 million, in addition to the legal core-capital base. In the table below, the capital requirement according to the authorities’ regulations is expressed – with the intention of simplifying comparisons with previous reports – also as amounts corresponding to risk-weighted assets multiplied by the factor 0.08. For operational risk and market risk these amounts are derived, since the regulations for these types of risks directly determine capital requirements.

According to the law (2006:1372) on implementation of the new capital adequacy regulations, the capital base must during 2008 not be less than 95 percent of the capital requirement according to the older regulations (Basel-I). The Basel-I-based add-on is made due to this transitional rule.

Capital Requirement in Accordance with Pillar 1

	Consolidated Group				Parent Company
	March 31, 2008		December 31, 2007		March 31, 2008		December 31, 2007
	Weighted	Required	Weighted	Required	Weighted	Required	Weighted	Required
(Skr mn)	Claims	Capital	Claims	Capital	Claims	Capital	Claims	Capital

Credit Risk Standardised Method	414	33	391	31	414	33	391	31
Credit Risk IRB Method	35879	2870	37370	2990	35889	2871	37379	2990
Trading Book Risks	2902	232	3743	299	2902	232	3743	299
Currency Exchange Risks	—	—	—	—	—	—	—	—
Operational Risk	1511	121	1512	121	1485	119	1497	120
Total Basel II	40706	3256	43016	3441	40691	3255	43010	3440

Basel-I Based Additional Requirement (1)	33116	2649	39397	3152	33131	2650	39401	3152
Total Basel II incl. Additional Requirement	73822	5906	82413	6593	73821	5906	82411	6592

Total Basel I	82025	6562	86749	6940	82024	6562	86748	6940

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

	Consolidated Group		Parent Company
(Skr mn)	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007

Primary Capital (Tier-1)	5436	5388	5507	5409
Supplementary Capital (Tier-2)	1807	2003	1798	1993
Of which: Upper Tier-2	1353	1545	1344	1534
Lower Tier-2	454	459	454	459
Total Capital Base (2)	7243	7341	7305	7402

Adjusted Tier-1 Capital	6036	5938	6107	6009
Adjusted Total Capital Base	7843	7941	7905	8002

(2) Total Capital Base, net after reductions including reduction for estimated loss in accordance with IRB calculation.

The Capital Base for March 31, 2008, includes net profit for the period less expected dividend related to the said period.

Capital Adequacy Analysis (Pillar I)

	Consolidated Group				Parent Company
	March 31, 2008		December 31, 2007		March 31, 2008		December 31, 2007
	Excl. Basel-1-based	Incl. Basel-1-based	Excl. Basel-1-based	Incl. Basel-1-based	Excl. Basel-1-based	Incl. Basel-1-based	Excl. Basel-1-based	Incl. Basel-1-based
	add. requirement	add. requirement	add. requirement	add. requirement	add. requirement	add. requirement	add. requirement	add. requirement

Total Capital Adequacy	17,8%	9,8%	17,1%	8,9%	18,0%	9,9%	17,2%	9,0%
Of which: Rel. to Tier-1	13,4%	7,4%	12,4%	6,5%	13,5%	7,5%	12,6%	6,6%
Rel till supplkap.	4,4%	2,4%	4,7%	2,3%	4,4%	2,4%	4,6%	2,3%
Of which: Upper Tier-2	3,3%	1,8%	3,6%	1,8%	3,3%	1,8%	3,6%	1,8%
Lower Tier-2	1,1%	0,6%	1,2%	0,6%	1,1%	0,6%	1,0%	0,6%
Adjusted Total	19,3%	10,6%	18,5%	9,6%	19,4%	10,7%	18,6%	9,7%

Of which: Adjusted Tier-1	14,8%	8,2%	13,8%	7,2%	15,0%	8,3%	14,0%	7,3%

Capital Adequacy Quota (3)	2,22	1,23	2,13	1,11	2,24	1,24	2,15	1,12

(3) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Counterparty Risk Exposures

Consolidated Group and Parent Company:

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
	March 31, 2008		December 31, 2007		March 31, 2008		December 31, 2007		March 31, 2008		December 31, 2007
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Central governments(A)	48,2	17	31,5	11	38,7	15	23,2	9	9,6	34	8,3	27
Regional governments	19,7	7	20,5	7	16,5	6	15,2	6	3,2	11	5,2	18
Government export credit agencies	11,3	4	25,8	9	5,3	2	19,1	7	5,9	21	6,7	23
Financial institutions	104,1	37	114,5	37	96,5	38	108,6	40	7,6	27	5,9	20
Asset back securities	48,2	17	53,6	18	48,2	19	53,6	20	—	—	—	—
Corporates	51,6	18	52,4	18	49,8	20	49,0	18	1,8	7	3,4	12
Total	283,1	100	298,3	100	255,0	100	268,7	100	28,1	100	29,5	100

The table shows a breakdown, by counterparty category, of SEK’s total counterparty risk exposure related to credits, interest-bearing securities and off-balance sheet items.

(A) Includes exposures to the Swedish Export Credits Guarantee Board (EKN)

Notes

1	Applied accounting principles
2	Net result of financial transactions
3	Taxes
4	Earnings per share
5	Credits and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	Past-due credits
9	Change in equity
10	S-system
11	Segment reporting
12	Definitions of financial highlights
13	Capital adequacy

All counts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

This interim report for the Consolidated Group has been prepared in compliance with IAS 34, Interim Financial Reporting, and the Swedish Annual Accounts Act for Credit Institutions and Securities Companies. The accounting principles and calculation methods are unchanged from those described in SEK’s Annual Report, 2007.

From 2007 SEK is applying International Financial Reporting Standards (IFRS) as issued by International Accounting Standard Board (IASB) and endorsed by EU.

The accounting rules for financial instruments that are contained in IAS 39, IAS 32 and IFRS 7 are the areas where there are most material differences in accounting principles compared to previous accounting policies (Swedish GAAP). For previous accounting policies with regard to financial instruments see Notes 1(g), 1(j), 1(p), and 1(q) in annual report for the year 2006. For new accounting policies according to IFRS, see below.

Financial assets are categorized into three categories for valuation; loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale. Financial liabilities are categorized into two categories for valuation; financial liabilities at fair value through profit or loss and other liabilities.

Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit or loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative, which economically hedge the risks in these instruments, is valued at fair value through profit or loss. Book values for financial instruments in the above described valuation categories can be found in Note 6.

With regard to financial assets, the category loans and receivables constitute a main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market can not be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities. Furthermore, a large part of financial assets that under previous accounting policies have been classified as held-for-trading will remain under a comparable classification in the category financial assets at fair value through profit or loss. However, certain financial assets that under previous accounting policies were classified as held-for-trading are in the opening balance under IFRS classified mainly as loans and receivables due to a change in the intention of the investments. Reclassification of assets in the trading portfolio is possible under IFRS only at one occasion, and that is when establishing the opening balance in accordance with IFRS.

Transactions in the category loans and receivables are measured at amortized costs, using the effective interest rate method. In the case where one or more derivatives are hedging currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity. However, in the case where one or more derivatives are hedging currency, interest rate and/or credit exposures such transactions are sometimes classified irrevocably as financial assets at fair value through profit or loss.

All other senior securities issued than those classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities. In the category other financial liabilities transactions are measured at amortized costs, using the effective interest rate method. In the case where one or more derivatives is hedging currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting on perpetual subordinated debt, hedging of the subordinated debt is made for the time period which corresponds to the time to maturity of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operation SEK finds it necessary to use the possibilities given in IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair value hedge accounting or cash flow hedge accounting can be applied.

Fair value hedge accounting can be applied on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. When applying fair value hedge accounting the amortized cost value of the underlying hedged item will be re-measured to reflect the change in fair value attributable to the exposures that has been hedged.

The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter includes valuing of the hedged item to its full fair value, while when applying fair value hedge accounting the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative is hedging.

In some instances, cash flow hedge accounting has been applicable in SEK’s accounting. When applying cash flow hedge accounting, both hedged and hedging items is measured at amortized costs through profit or loss while fair value changes in the derivative are measured directly to equity.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded directly in equity, the accumulated changes are reported as changes in fair value recognized directly in equity.

SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. No amortization of premium or discount or other components (remuneration for interest rate differentials, etc.) is made in net interest earnings. Realized gains when reacquiring own debt instruments is accounted for in the income statement as one component of net results of financial transactions.

Equity in the consolidated group consists of the following items; share capital; fair value reserves; retained earnings; and net profit for the period. Fair value reserves consist of the following items; fund for fair value (including for SEK reserve for fair value changes on available-for-sale assets and reserve for fair value changes on derivatives in cash flow hedges). Retained earnings include legal reserve and after-tax portion of untaxed reserves.

Note 2 Net results of financial transactions

	Jan - March,	Jan - March,	Jan - Dec,
	2008	2007	2007
Net results of financial transactions were related to:
Realized and unrealized results related to held-for-trading securities	-29.5	1.5	-38.4
Currency exchange effects	-0.3	0.7	-0.7
Total net results of financial transactions before results of repurchased debt, etc., and certain fair value changes	-29.8	2.2	-39.1

Realized results of repurchased debt, etc.	15.8	9.5	41.5
Total net results of financial transactions after results of repurchased debt, etc., but before certain fair value changes	-14.0	11.7	2.4

Changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives	28.3	16.3	-26.7
Total net results of financial transactions	14.3	28.0	-24.3

Note 3 Taxes

The tax is calculated as an expected tax rate for the full year.

Note 4 Earnings per share

Earnings per share: Net profit for the period divided by the number of shares.

Note 5 Credits and liquidity

SEK considers that credits in the form of interest-bearing securities is a part of SEK’s total credits. On the other hand, deposits with banks and states, nostro and repose are not a part of total credits, although they are included in the items credits to credit institutions and credits to the public. Thus, SEK’s total credits and liquidity are calculated as follows:

	March 31, 2008	December 31, 2007
Credits:

Credits in the form of interest-bearing securities	46,802.5	45,983.7
Credits to credit institutions	23,046.1	24,812.6
Credits to the public	51,269.0	48,702.0
Less:
Deposits, nostro and repos	-7,114.9	-10,211.5
Total credits	114,002.7	109,286.8

	March 31, 2008	December 31, 2007
Liquidity:

Treasuries/Government bonds	1,843.4	1,857.9
Other interest-bearing securities except credits	131,213.0	147,850.8
Deposits, nostro and repos	7,114.9	10,211.5
Total liquidity	140,171.3	159,920.2

Note 6 Classification of financial assets and liabilities

Financial assets by accounting category:

	March 31, 2008
	Total	Assets at fair value	Available- for-sale (1)	Loans and receivables (2)

Treasuries/government bonds	1,843.4	1,417.8		425.5
Other interest-bearing securities except credits	131,212.9	19,247.9	6,764.2	105,200.8
Credits in the form of interest-bearing securities	46,802.5	3,151.3	2,606.8	41,044.3
Credits to credit institutions	23,046.1			23,046.1
Credits to the public	51,269.1			51,269.1
Derivatives	24,023.0	24,023.0
Total financial assets	278,196.9	47,840.1	9,371.1	220,985.8

(1)     Of assets available-for-sale approximately 24% are subject to fair value hedge accounting.

(2)     Of loans and receivables approximately 11% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	March 31, 2008
			Other
		Liabilities at	financial
	Total	fair value	liabilities (3)

Borrowing from credit institutions	2,542.2		2,542.2
Borrowing from the public	41.2		41.2
Senior securities issued	249,334.9	133,657.8	115,677.1
Derivatives	19,403.6	19,403.6
Subordinated securities issued	2,949.7		2,949.7
Total financial liabilities	274,271.6	153,061.4	121,210.1

(3)     Of other financial liabilities approximately 81% are subject to fair value hedge accounting.

Financial assets by accounting category:

	December 31, 2007
		Assets at	Available-	Loans and
	Total	fair value	for-sale (4)	receivables (5)

Treasuries/government bonds	1,857.9	1,430.4		427.5
Other interest-bearing securities except credits	147,850.7	22,301.2	8,038.3	117,511.2
Credits in the form of interest-bearing securities	45,983.8	3,006.3	2,727.5	40,250.0
Credits to credit institutions	24,812.6			24,812.6
Credits to the public	48,702.0			48,702.0
Derivatives	20,326.5	20,326.5
Total financial assets	289,533.5	47,064.4	10,765.8	231,703.3

(4)     Of assets available-for-sale approximately 26% are subject to fair value hedge accounting.

(5)     Of loans and receivables approximately 10% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	December 31, 2007
			Other
		Liabilities at	financial
	Total	fair value	liabilities (6)

Borrowing from credit institutions	2,064.1		2,064.1
Borrowing from the public	42.7		42.7
Senior securities issued	267,345.6	118,502.9	148,842.7
Derivatives	13,175.4	13,175.4
Subordinated securities issued	3,039.9		3,039.9
Total financial liabilities	285,667.7	131,678.3	153,989.4

(6)     Of other financial liabilities approximately 71% are subject to fair value hedge accounting.

The amount of total assets as of March 31, 2008, Skr 288.0 billion, was approximately Skr 3.4 lower than it would have been if the currency exchange rates as of December 31, 2007, had been unchanged. During the twelwe-month period repayments of long-term debt, including foreign exchange effects, have been made with approximately Skr 20.0 billion, and net increase of own debt repurchased amounted to approximately Skr 1.8 billion.

Note 7 Derivatives

Derivative instruments by categories:

	March 31, 2008			December 31, 2007
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency related contracts	7,571.6	10,633.8	240,384.5	5,847.2	5,289.5	238,221.5
Interest rate related contracts	13,225.5	4,426.1	215,739.2	9,607.5	3,077.9	211,850.3
Equity related contracts	2,550.1	3,973.0	50,750.6	4,574.6	4,011.9	45,901.3
Contracts rel. to commodities, credit risk, etc.,	675.8	370.7	35,657.0	297.2	796.1	36,807.7
Total derivatives	24,023.0	19,403.6	542,531.3	20,326.5	13,175.4	532,780.7

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). From January 1, 2007, these contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses derivative contracts, free-standing and embedded, whose fair values in certain cases are difficult to establish exactly. Those contracts do not have any directly observable market quotations and, therefore, the values have to be derived from internal calcualtions based on complex models. All such contracts are part of exactly matched hedge relationships, implying that the uncertainty that exists about the value of one individual balance sheet item (asset or liability) always is exactly mirrored of an offsetting balance sheet item (liability or asset) with identical value, however with an opposite sign. Due to this, the value of certain balance sheet items, primarily the items derivatives (assets or liabilities) and senior securities issued, which effectively hedge each other, to some extent is uncertain. However, it should be noted that there is no such uncertainty with regard to the value of net assets.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterpart, the threshold amount under the collateral agreement represents real exposures. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See table Counterparty Risk Exposures for amounts of risk exposures related to derivatives, etc.

Note 8 Past-due credits

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 6.7 million (y-e: 5.6). The principal amount not past due on such credits was Skr 20.3 million (y-e: 23.1). All past-due credits are secured with sufficient guarantees.

Note 9 Change in equity

	January - March, 2008
			Reserves:
			Fund for fair value
Consolidated group (Skr mn)	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings	Net profit
Opening balance of equity	4,496.5	990.0	-86.7	-81.8	3,675.0
Net profit for the period	113.6					113.6
Changes in fair value recognized directly in equity:
Available-for-sale securities	-44.9			-44.9
Derivatives in cash flow hedges	28.6		28.6
Tax effect	4.6		-8.0	12.6
Closing balance of equity	4,598.4	990.0	-66.1	-114.1	3,675.0	113.6

	January - March, 2007
			Reserves:
			Fund for fair value
Consolidated group (Skr mn)	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings	Net profit
Opening balance of equity	4,250.7	990.0	-43.8	-17.5	3,322.0
Net profit for the period	115.3					115.3
Changes in fair value recognized directly in equity:
Available-for-sale securities	-7.2			-7.2
Derivatives in cash flow hedges	-4.1		-4.1
Tax effect	3.2		1.2	2.0
Closing balance of equity	4,357.9	990.0	-46.7	-22.7	3,322.0	115.3

	January - December, 2007
			Reserves:
			Fund for fair value
Consolidated group (Skr mn)	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings	Net profit
Opening balance of equity	4,250.7	990.0	-43.8	-17.5	3,322.0
Net profit for the period	353.0					353.0
Changes in fair value recognized directly in equity:
Available-for-sale securities	-89.4			-89.4
Derivatives in cash flow hedges	-59.5		-59.5
Tax effect	41.7		16.7	25.0
Closing balance of equity	4,496.5	990.0	-86.6	-81.9	3,322.0	353.0

(1) 640 000 A-shares and 350 000 B-shares at a quote value amount of Skr 1 000 each.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Note 10 S-system

Pursuant to an agreement between SEK hand the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the 2007 Annual Report. The remuneration from the S-system to SEK in accordance with the agreement, Skr 10.0 million (5.9), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system:

	Jan - March,	Jan - March,	Jan - Dec,
	2008	2007	2007
Operating income	10.6	-6.4	-13.1
Remuneration to SEK	-10.0	-5.9	-29.8
Reimbursement from the State	-0.6	12.3	42.9
Net	0.0	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets):

	March 31, 2008	Dec 31, 2007
Credits	8,074.1	8,831.3
Derivatives	21.0	17.3
Other assets	156.9	233.8
Total assets	8,252.0	9,082.4

Liabilities	8,242.2	9,023.6
Derivatives	9.8	58.8
Equity	—	—
Total liabilities and equity	8,252.0	9,082.4

Note 11 Segment Reporting

In accordance with the definition in IAS 14 SEK has the following three business segments: granting of credits; advisory services; and capital market products. Advisory services and capital market products is similar with respect to risks and returns. Segment revenues represents less than 10 percent of the total revenues, and is therefore not separately disclosed.

Note 12 Definitions of the financial highlights

(1)  Core Earnings, i.e. profit exclusive of fair value changes according to IFRS and exclusive of effects related to changes of untaxed reserves and tax. Fair value changes according to IFRS relate to fair value changes to financial assets except held-for-trading securities, financial liabilities and, to derivatives related to these assets. (See Note 2.)

(2)  Return on equity, i.e. operating profit, before and after taxes, respectively, in the latter case reduced by 28 percent standard tax, expressed as a percentage of the opening balance of equity. When calculating return on equity based on Core Earnings, excluded from the opening balance of equity are reserves related to assets which can be sold and reserves for Cash Flow Hedge Accounting.

(3)  Operating profit (IFRS), i.e. profit inclusive of fair value changes according to IFRS but exclusive of effects related to changes of untaxed reserves and tax.

(4)  Translated at the March 31, 2008, exchange rate of Skr 5.95 per USD. New borrowings are translated at current exchange rates.

(5)  Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted claims in accordance with Pillar I under Basle II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this interim report to receive a complete description of calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (though such inclusion is not regulatory approved) expressed as a precentage of risk weighted claims.

(6)  Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted claims in accordance with Pillar I under Basle II calculated in accordance with 5 § in the law (2006:1372) on implemetation of the law on capital adequacy and large exposures (2006:1371).

(7)  Cash and cash equivalents represents short term, liquid instruments wich immediately can be converted into cash and where the amount is known in advance.

The definitions of other Financial Highlights are included in 2007 Annual Report, Note 30.

Note 13 Capital adequacy

As of February 1, 2007, new capital adequacy regulations, Basel-II, were implemented in Sweden. The regulations are based on the so called Basel framework which have been implemented throughout the entire EU. According to the new regulations, the capital requirement will, to a higher degree than previously, be related to the risks. One of the novelties is that the minimum capital requirement for credit risks now, provided permission from the Swedish Financial Supervisory Authority, may be based on the company’s internal risk measures (the “IRB-method”). Another essential novelty is the additional capital requirement for operational risk, in addition to the capital requirement for credit risks and market risks. The transition to regulations that to a higher degree than previously are based on real risk, may imply large changes in the minimum capital requirement. As from 2007 the capital requirement determines, primarily, based on the new, more risk sensitive, regulations. The legislator has, however, chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than a continuously reduced capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007–2009, SEK must make parallel calculations of its capital requirement based on the old, less risk sensitive, rules. In case the capital requirement calculated under the old rules – however, reduced to 90 percent in 2008, and 80 percent in 2009, respectively – exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period. For companies, whose capital requirement should decrease if only the new rules were applied, the full effect of the new rules is accordingly not allowed during the transitional period. This can be stated as an asymmetric implementation of the new rules, which discriminates against companies whose risks are lower than what was appreciated by the old regulations. SEK is such a company.

Capital requirement and capital base

Consequently, due to the transitional rules, the decrease in the capital requirement under the new, more risk-sensitive, regulations will not be effective in the short run. Contrary, the aggregate capital requirement under the new regulations will, when taking into account the transitional rules, increase. However, SEK continues to have a good margin above the minimum capital requirement. The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1, as of March 31, 2008 was 17.8 percent (17.1 percent as of December 31, 2007) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules – which limit the full effect of the decrease in capital required according to the new, more risk-sensitive, regulations compared with the older, less risk-sensitive, regulations – the capital adequacy ratio of SEK as a consolidated financial entity as of March 31, 2008 was 9.8 percent (8.9 percent as of December 31, 2007), of which the Tier-1-ratio was 7.4 percent (6.5 percent as of December 31, 2007).

Accordingly, the transitional rules negatively affected the capital adequacy ratio by 8.0 percentage points. For SEK, the legal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010 when the transitional rules expire. SEK’s objective for capital strength is essentially higher than the authorities’ minimum capital requirement.

In addition to the minimum capital requirement, the companies (subject to capital adequacy regulations) must also undertake internal capital assessments under Pillar 2. The internal capital assessment shall, among other things, take into account risks that are not included in Pillar 1, such as the capital requirement for strategic risk and the rating agencies’ views on the capital need of the company.

Both the core capital and the total capital base decrease under the new regulations. This is due mainly to deductions in the capital base for an amount regarding expected losses. Such expected losses do not represent real, individually anticipated losses, but reflect a technically calculated amount. These losses are calculated according to law and regulations, based on information from SEK’s internal risk classification system. For SEK, as of March 31, 2008, such technically calculated amount was Skr 64 million. Half such amount reduces the core capital, and half reduces the supplementary capital. The calculations are characterized by prudence, such that risks are overestimated rather than underestimated. In addition there are safety-margins built into the risk classification system. This implies that the amount deducted from the capital base exceeds the amount of losses that SEK anticipates on an individual counterparty basis and, accordingly, also the loss reserves.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-method. There are two different IRB-approaches. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority. Under the Advanced Approach, the company also determines loss given default (“LgD”) and exposure at default (“EaD”).

Operational risks

The new regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. For calculations of this capital requirement there are available the Basic Indicator Approach, which can be used without any permit from the Swedish Financial Supervisory Authority, and the more advanced methods – the Standardized Approach and Advanced Measurements Approaches – which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

Market risks

For market risks, the capital required equals the aggregate of the capital requirement for counterparty credit risks in the trading book, for settlement risks, for positions in the trading book, and for currency exchange risks in the entire operation. The capital requirement for each respective risk type is calculated separately according to the Swedish Financial Supervisory Authority’s regulations.

The Board of Directors and the President confirm that the Interim Report provides a fair overview of the Parent Company’s and the Group’s operations, their financial position and results, and describes material risk and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, May 5, 2008

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg	Christina Liffner	Karin Apelman
Chairman of the Board	Vice Chairman of the Board	Member of the Board

Pirkko Juntti	Helena Levander	Bo Netz
Member of the Board	Member of the Board	Member of the Board

Jan Roxendal	Harald Sandberg	Risto Silander
Member of the Board	Member of the Board	Member of the Board

Peter Yngwe
President

Auditor Review Report

To the Board of Directors in Swedish Export Credit Corporation (publ)

Corp Id No 556084-0315

Introduction

I have reviewed this press release as of March 31, 2008. The Board of Directors and the President are responsible for the preparation and presentation of this press release in accordance with IAS 34 Interim Reports and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies. My responsibility is to express a conclusion on this press release, based on my review.

Scope of review

I conducted this review in accordance with the Swedish Standard of Review Engagements SÖG 2410 Review of Interim Financial Information performed by the Independent auditor of the company issued by FAR SRS. A review consists of making inquiries primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Auditing Standard in Sweden (RS) and other generally accepted auditing practices. Consequently the procedures undertaken in a review do not enable me to obtain assurance that I would become aware of all significant matters that might be identified in an audit. Accordingly, I do not express an audit opinion.

Conclusions

Based on my review, nothing has come to my attention that causes me to believe that this press release is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, May 5, 2008

Jan Birgerson

Authorized Public Accountant

Economic information for the remaining year 2008:

August 15	Interim Report January-June
October 31	Interim Report January-September

The Annual General Meeting held on April 23, 2008, decided in accordance with the proposal from the Board of Directors that no dividend should be paid.